Exhibit 1

10 December 2007

Westpac achieves advanced accreditation under Basel II

Westpac has today been informed by APRA that it has received advanced accreditation under the new Basel Capital Accord (also known as ‘Basel II’)

In determining its regulatory capital position, Westpac is now permitted to use the most advanced internal-ratings based (IRB) approach for assessing credit risk and the advanced measurement approach for operational risk (AMA).

Westpac Chief Executive Officer David Morgan said accreditation for Basel II is an important milestone for Westpac and will bring a number of benefits.

“Accreditation is a major endorsement of the quality of Westpac’s risk management processes. It will also mean the regulatory capital applied to our activities will better reflect risk and economic value.

“Importantly, the application of Basel II demonstrates Westpac is well capitalised with the net impact of the change expected to see an increase in Westpac’s capital ratios,” Dr Morgan said.

Following accreditation, Westpac’s risk weighted assets (RWA) are expected to decline reflecting the high quality of our portfolio. At the same time, regulatory capital is also expected to ease given the end of AIFRS transitional relief and additional changes in capital definitions.

Westpac is finalising with APRA, the factors supporting the bank’s RWA calculations.

In addition, APRA has placed a cap of 10% in 2008 on any reduction in capital from the Basel II changes. APRA has also noted that the cap will be retained into 2009 pending a review of the Basel II experience.

“We are particularly pleased with our robust capital position given the strong asset growth we are currently experiencing,” David Morgan said.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510